

February 23, 2024

Paul Weibel
Chief Financial Officer
5E Advanced Materials, Inc.
9329 Mariposa Road, Suite 210
Hesperia, CA 92344

> **Re: 5E Advanced Materials, Inc.**
> **Form 10-K for the Fiscal Year ended June 30, 2023**
> **Filed August 30, 2023**
> **File No. 001-41279**

Dear Paul Weibel:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Energy & Transportation

cc: Eric Johnson